Exhibit 4.4
AGREEMENT
     This Agreement (“Agreement”), dated April 7, 2010 but effective as provided in this Agreement, is made and entered into by and between Michael L. Rose (“Consultant”) and Furmanite Corporation (the “Company”):
     WHEREAS, Consultant has resigned as a director, Chairman of the Board and Chief Executive Officer of the Company;
     WHEREAS, Consultant and the Company (the “Parties”) wish to terminate the employment relationship between them on the terms set forth in this Agreement;
     WHEREAS, the Company wishes to retain Consultant as a consultant to the Company on the terms set forth in this Agreement;
     WHEREAS, the Parties wish to mutually release each other from certain claims on the terms set forth in this Agreement;
     WHEREAS, both Parties have read and understand the terms and provisions of this Agreement and desire and intend to be bound by the terms and provisions of this Agreement.
     NOW, THEREFORE, in consideration of the covenants and mutual promises and agreements contained in this Agreement and other valuable consideration, the sufficiency of which is acknowledged, the Parties agree as follows:
1. Release and Waiver Agreement. The Parties acknowledge and understand that this Agreement is a release and waiver contract and that this document is legally binding. Each Party understands that by signing this Agreement, he or it has read and understood each provision and is agreeing to all of the provisions set forth in this Agreement.
2. Cessation Of Employment. On March 8, 2010, Consultant resigned from all positions as an officer, director and manager that he held with the Company and any subsidiary or affiliate of the Company, including but not limited to his positions as Chairman of the Board of Directors of the Company, a director of the Company and as Chief Executive Officer of the Company. Consultant’s employment with the Company is terminated effective April 7, 2010 (the “Separation Date”).
3. Compensation. In exchange for the promises and covenants of Consultant contained in this Agreement and subject to the provisions contained in this Agreement, as compensation, the Company covenants and agrees to:
     (a) On or before the Separation Date, the Compensation Committee of the Board of Directors of the Company shall (i) accelerate the vesting of all unvested stock options granted by the Company to Consultant (the “Unvested Options”), (ii) extend the period of exercisability of the stock option granted by the Company to Consultant on October 6, 2005 until 5 p.m. on

November 30, 2010 and (iii) extend the period of exercisability of the stock option granted by the Company to Consultant on December 10, 2008 until 5 p.m. on December 10, 2013. However, in no event will Consultant be permitted to exercise the Unvested Options before the expiration of seven days after Consultant signs this Agreement without revocation (the “Effective Date”).
     (b) On or before the Separation Date, the Compensation Committee of the Board of Directors of the Company shall accelerate the vesting of the restricted stock award granted by the Company to Consultant on December 6, 2006 so that on or before the Separation Date all substantial risk of forfeiture restrictions applicable to the restricted stock award shall lapse and Consultant shall have a fully nonforfeitable interest in the shares of the Company’s common stock subject to the restricted stock award.
     (c) The Company shall pay Consultant a fee of $33,333 per month commencing with the Separation Date (assuming the Effective Date occurs) and ending December 31, 2010, unless terminated sooner as provided herein (the “Consulting Period”), said fee to be prorated for partial months. Consultant’s fees earned during the six-month period commencing on the date of Consultant’s separation from service will be accumulated and paid to Consultant on the date that is six months following the date of Consultant’s separation from service, together with interest on such accumulated amounts calculated using an interest rate equal to the lesser of (i) the six-month Interbank Offered Rate in effect on the date of Consultant’s separation from service and (ii) the interest rate generally paid by the Company under its credit facility on the date of Consultant’s separation from service. Thereafter, Consultant’s consulting fees earned during the remainder of the Consulting Period will be paid on a monthly basis. For purposes of this Agreement the term “separation from service” has the meaning ascribed to that term in Section 409A of the Internal Revenue Code of 1986, as amended.
     (d) The Company shall pay Consultant for all earned but unused vacation he is entitled to as of the Separation Date, to be paid to him within five (5) business days after the Effective Date.
The Company’s payment of the compensation described in clauses (a), (b), and (d) of this Section 3 is subject to applicable federal, state and local taxes and withholding. Consultant shall have no right to any further payments or benefits, however calculated or paid, including bonuses, commissions, or incentive compensation.
4. Consultation With Attorney, Review Period and Revocation Period.
     (a) Consultant is advised, and acknowledges that he has been advised, to consult with an attorney before executing this Agreement concerning the meaning, import, and legal significance of this Agreement. Consultant acknowledges that he has read this Agreement, as signified by his signature hereto, and is voluntarily executing the same after advice of counsel for the purposes and consideration expressed in this Agreement.
     (b) Consultant acknowledges that he has been provided with a period of at least 21 days within which to consider, review, and reflect on the terms of this Agreement. In the event that he executes this Agreement prior to the expiration of the 21-day period, he hereby waives the balance of said period.

     (c) Consultant has seven days in which he may revoke this Agreement after he signs it. This Agreement shall not be effective until the expiration of seven days after Consultant signs it without revocation. Any amounts payable under this Agreement shall be paid no sooner than the expiration of seven days after Consultant signs it. Any revocation of this Agreement must be delivered to the Company, Attention: Greg Fata, at 2435 N. Central Expressway, Richardson, Texas 75080, before the expiration of seven days after Consultant signs this Agreement.
5. Releases. In exchange for the promises and covenants contained in this Agreement, the Parties covenant and agree as follows:
     (a) Release And Waiver By Consultant. For and in consideration of the compensation described in Section 3, as well as the covenants and promises contained in this Agreement, the receipt and sufficiency of which are acknowledged, Consultant, on behalf of himself and his family, assigns, representatives, agents, heirs and attorneys, if any, fully, finally, and forever releases, acquits and discharges the Company, along with its former and present parents, subsidiaries, and affiliates, and its and their respective predecessors, successors and assigns, if any, as well as its and their respective former and present officers, administrators, directors, shareholders, general or limited partners, representatives, agents, employees and attorneys, if any, jointly and severally (collectively, the “Released Parties”), from any and all claims, demands, actions, liabilities, obligations and causes of action of whatever kind or character, whether known or unknown, that Consultant or anyone on his behalf or for his benefit has or might claim to have against the Released Parties for any and all injuries, harm, damages (actual and punitive), penalties, costs, losses, expenses, attorneys fees and liability or other detriment, if any, whatsoever and whenever incurred or suffered by Consultant arising out of, relating to, or in connection with any transaction, occurrence or omission that transpired before the execution of this Agreement, including, without limitation:
          (i) any claim under federal, state, or local law that provides civil remedies for the enforcement of rights arising out of the employment relationship, including, without limitation, discrimination and retaliation claims, such as claims or causes of action under Title VII of the Civil Rights Act of 1964. as amended, 42 U.S.C. § 2000 et seq.; The Civil Rights Act of 1866, as amended, 42 U.S.C. § 1981; The Civil Rights Act of 1991. as amended, 42 U.S.C. § 1981a; Age Discrimination in Employment Act, as amended, 29 U.S.C. § 621 et seq.; Americans With Disabilities Act, as amended, 42 U.S.C. § 12101 et seq.; Fair Labor Standards Act, as amended, 29 U.S.C. § 201, et seq.; Employee Retirement Income Security Act, as amended, 29 U.S.C. § 1000 et seq.; Family and Medical Leave Act, as amended, 29 U.S.C. § 2601, et seq.; the Texas Commission on Human Rights Act, as amended, Texas Labor Code § 21.001, et seq.; or any other statute prohibiting discrimination or retaliation in employment under any federal, state, or local law; and
          (ii) except as set forth in the proviso to this Section 5(a), claims for unpaid or withheld wages, relocation allowances or benefits, other benefits, commissions, stock options, bonuses or profit-sharing, wrongful discharge, breach of contract, breach of fiduciary duty, promissory estoppel, fraud, breach of any implied covenants, assault, battery, negligence, defamation, invasion of privacy, slander, intentional infliction of emotional distress, or any other contract, tort, or statutory claim;

provided that nothing in this Agreement shall be construed as a release by Consultant of any (i) salary earned through the Separation Date, (ii) outstanding expense reimbursement claims as of the Separation Date in accordance with the Company’s policies, (iii) rights under the Company’s 401(k) Plan earned through the Separation Date, (iv) rights under the Company’s medical and dental insurance plan to which Consultant is entitled through the Separation Date, (v) rights of Consultant to indemnification and advance of expenses pursuant to the Company’s bylaws and pursuant to the indemnification assurance agreement dated as of April 21, 2006, and amended December 31, 2008, between the Parties (the “Indemnification Documents”), (vi) rights of the Consultant under any insurance policies maintained by the Company and (vii) rights of Consultant under this Agreement;
Consultant covenants and agrees that he will not initiate, or cause to be initiated, any action or cause of action against the Company or any of the other Released Parties in the future asserting any claim covered by the release contained in this Agreement. Consultant further agrees to indemnify the Company and all other Released Parties for (i) any additional sum of money that any of them may be compelled to pay Consultant as a result of a claim covered by this release, and (ii) any of the associated legal fees, costs and expenses of the Company or any other Released Party on account of Consultant bringing or allowing to be brought on his behalf any legal action based directly or indirectly on the claims covered by the release.
     (b) Release and Waiver by the Company. The Company covenants and agrees that it will not initiate, or cause to be initiated, any action or cause of action against Consultant asserting a claim associated with Consultant’s duties and responsibilities as an employee of the Company, if acting within the scope of his employment and not illegally. The Company further agrees to indemnify Consultant for any sum of money that Consultant may be compelled to pay, together with associated legal fees, costs and expenses, as a result of any action or claim brought by the Company or any Released Party that the Company has agreed not to initiate pursuant to the immediately preceding sentence. Notwithstanding the foregoing, nothing in this Agreement shall be construed as a release by the Company of any (i) rights of the Company under the Xanser Corporation Proprietary Information, Inventions and Non-Solicitation Agreement dated July 5, 2005, between Consultant and the Company (the “Proprietary Information Agreement”) and (ii) rights of the Company under this Agreement. The Company shall pay Consultant the indemnification and reimbursement amounts described in this Section 5(b) within ten business days after the delivery of Consultant’s written request for the payment accompanied by such evidence of costs and expenses as the Company may reasonably require. The parties intend and agree that such ten business day deadline is not to be extended as a result of the following sentence which is included solely for the purpose of complying with Section 409A. The Company shall pay Consultant the indemnification and reimbursement amount described in this Section 5(b) by the last day of the Consultant’s taxable year following the taxable year in which Consultant incurred such costs and expenses. The costs and expenses that are subject to reimbursement pursuant to this Section 5(b) shall not be limited as a result of when the costs and expenses are incurred. The amount of costs and expenses eligible for reimbursement pursuant to this Section 5(b) during a given taxable year of Consultant shall not affect the amount of costs and expenses eligible for reimbursement in any other taxable year of Consultant. The right to reimbursement pursuant to this Section 5(b) is not subject to liquidation or exchange for another benefit.

     (c) The Parties acknowledge and agree that although Section 5(a) prohibits Consultant from filing a lawsuit concerning claims covered by the release, it does not prohibit Consultant from lodging a complaint with or participating in a proceeding before any governmental agency or challenging whether this Agreement was entered into on a knowing and voluntary basis.
     (d) Consultant acknowledges and agrees that the payment of monies under this Agreement constitutes monies to which Consultant was not previously entitled and, further, that the payment of monies under this Agreement constitutes fair and adequate consideration for the execution of this Agreement.
6. Consulting Services. The Company shall retain Consultant as a consultant to the Company during the Consulting Period. Consultant accepts this appointment and agrees to perform the services described in this Agreement with all due skill and care. Consultant’s services shall be provided in connection with such assignments as the Company may make from time to time within the area of Consultant’s expertise. Consultant shall report to the Chief Executive Officer of the Company (the “Company Representative”), or to the Company Representative’s designees. Consultant shall be an independent contractor. Subject to Consultant’s other existing commitments, Consultant shall devote sufficient time, attention and energies to the business and interests of the Company, shall diligently and to the best of his ability perform such duties incident to the provisions of this Agreement, and shall perform such other duties as requested by the Company commensurate with the terms of this Agreement. All reasonable expenses, including but not limited to lodging, meals and plane fare incurred by Consultant in accordance with existing policies of the Company and relating to the performance by Consultant of his duties pursuant to this Section 6 will be reimbursed by the Company in accordance with the Company’s existing policies. Reimbursement shall be made on the basis of itemized statements submitted by Consultant, including, whenever possible, actual bills, original receipts, ledgers or other evidence of expenditures as requested by the Company and its accountants. The parties intend and agree that any deadlines for reimbursing such expenses that are specified in the Company’s reimbursement policies are not to be extended as a result of the following sentence which is included solely for the purpose of complying with Section 409A. The Company shall pay Consultant the amount of such expenses by the last day of the Consultant’s taxable year following the taxable year in which Consultant incurred such expenses. The expenses that are subject to reimbursement pursuant to this Section 6 shall not be limited as a result of when the expenses are incurred. The amount of expenses eligible for reimbursement pursuant to this Section 6 during a given taxable year of Consultant shall not affect the amount of expenses eligible for reimbursement in any other taxable year of Consultant. The right to reimbursement pursuant to this Section 6 is not subject to liquidation or exchange for another benefit. Consultant represents that he is familiar with the safety, confidentiality and other policies, codes and rules of the Company and shall comply with them. In performing his duties under this Agreement, Consultant shall also comply with all governmental laws, regulations, rules and orders applicable to the Company. Consultant shall promptly report to the Company Representative any violation or suspected violation or any governmental laws, regulations, rules or orders applicable to the Company or any violation of any policies, codes or rules of the Company. Consultant shall have no authority to obligate the Company in any manner whatsoever, including without limitation incurring expenses or entering into contracts, in the absence of specific prior written authority from the Company Representative permitting Consultant to do so. Consultant acknowledges that his services as a consultant under this Section

6 shall not entitle him to any rights or benefits afforded to employees of the Company or any of its subsidiaries, including such benefits as worker’s compensation insurance, health insurance, sick leave, retirement benefits or any other employment benefit. Consultant agrees that he is solely responsible for paying when due all income taxes, including estimate taxes, as a result of or in connection with the compensation paid by the Company to Consultant for services rendered under this Section 6. The consulting arrangements described in this Section 6 may be terminated by the Company at any time for material breach by the Consultant on ten days’ written notice, if the Consultant has failed to remedy the breach leading to the termination during that period, and if there is such a termination, the Consulting Period shall also terminate for the purposes of Section 3(c).
The Consultant agrees that any business opportunity involving industrial maintenance services that comes to the Consultant’s attention during the Consulting Period will be disclosed to the Company, unless such business opportunity is subject to an agreement with a third party which exists on the effective date of this Agreement. The Company will promptly determine whether it wishes to pursue and participate in any such business opportunity. If the Company declines to participate in any such business opportunity, the Consultant shall be free to pursue such business opportunity himself.
7. Nondisparagement; Cooperation. Each Party agrees to refrain from engaging in any conduct, verbal or otherwise, that would disparage or harm the reputation of the other. Such conduct shall include, but not be limited to, any negative statements made verbally or in writing by Consultant about the Company or any of the Released Parties, or by the Company or any of the Released Parties about Consultant. During and after the Consulting Period, the Consultant agrees to cooperate with the Company and its advisors in connection with business matters in which the Consultant was involved or any claims, investigations, administrative proceedings or lawsuits which relate to his employment with the Company and of which the Consultant has knowledge. Any request for cooperation will be upon reasonable advance notice. The Company shall pay Consultant’s reasonable out of pocket expenses in connection with such cooperation.
8. Property and Confidential Information.
     (a) Consultant acknowledges that the Company has furnished, and may continue to furnish, him with information (the “Confidential Information”) that is secret, non-public or otherwise confidential, including without limitation: the Company’s technical and business information, whether patentable or not, which is of a confidential, trade secret, or proprietary character, and which was either developed by the Company, with others or by others; lists of customers; identity of customers; identity of prospective customers; contract terms; bidding information and strategies; pricing methods or information; computer software; computer software methods and documentation; hardware; the Company’s methods of operation; the procedures, forms and techniques used in servicing the Company’s customers; claims or potential claims by or against the Company or any other Released Party, strategies and future plans, and corporate governance matters. In consideration of receiving and retaining payments or benefits under this Agreement, Consultant shall not disclose to anyone, including without limitation, any person, firm, corporation or other entity, or publish, or use for any purpose, any Confidential Information, except as explicitly authorized in writing by the Company. Consultant agrees that if it appears that Consultant will be compelled by law or judicial process to disclose any Confidential Information to avoid potential liability, Consultant will notify the Company in writing immediately upon Consultant’s receipt of a subpoena or other legal process and will cooperate with the Company to minimize publication of the subject Confidential Information. The agreements contained in the foregoing two sentences shall terminate on the third anniversary of the Effective Date.
     (b) Notwithstanding the provisions of Section 8(a), Consultant is authorized to use the Confidential Information as necessary for the performance of services as a consultant for the Company under Section 6 of this Agreement. Upon termination of the Consulting Term, Consultant will promptly return to the Company all originals and copies of all documents and information in any form relating to the business of the Company or any of the other Released Parties.
9. Choice Of Law And Venue. The Parties agree that the Agreement shall be performed in Dallas County, Texas and that the laws of the State of Texas shall govern the enforceability, interpretation and legal effect of this Agreement. The Parties also agree that venue of any action to enforce the provisions of this Agreement, or any document executed in connection with this Agreement, shall be in Dallas County, Texas.
10. Entire Agreement. This Agreement constitutes the entire understanding and agreement of the Parties, and supersedes prior understandings and agreements, if any, among or between the Parties with respect to the subject matter of this Agreement. There are no representations, agreements, arrangements or understandings, oral or written, concerning the subject matter of this Agreement between the Parties that are not fully expressed or incorporated by reference in this Agreement. Notwithstanding the foregoing two sentences of this Section 10, any existing agreements between Consultant and the Company or any of its subsidiaries or affiliates with respect to proprietary information, inventions, non-competition or non-solicitation, including without limitation the Proprietary Information Agreement, shall remain in full force and effect.
11. Amendments. Any modification of this Agreement or additional obligation assumed by either Party in connection with this Agreement shall be binding only if evidenced in writing signed by each Party. This Agreement cannot be changed or terminated orally, but may be changed only through a written document executed by both Parties.
12. Severability. If any term of this Agreement shall be determined by a court of competent jurisdiction to be illegal, invalid, unconscionable or unenforceable, the remaining provisions will remain effective and legally binding, and the illegal, invalid, unconscionable or unenforceable term shall be deemed not to be a part of this Agreement.
13. Binding Effect. This Agreement and the terms, covenants, conditions, provisions, obligations, undertakings, rights and benefits of this Agreement shall be binding on, and shall inure to the benefit of, the Parties and their respective heirs, executors, administrators, representatives, officers, directors, shareholders, predecessors, successors, parents, subsidiaries, affiliated entities, spouses, agents, attorneys, servants, consultants, principals, partners, whether limited or general, and assigns, if any. Each of the Parties represents and warrants that he or it has the authority to act on his or its behalf and to bind him or it to this Agreement.
14. Disputes Relating to Agreement. If any action at law or in equity, including without limitation an action for declaratory relief, is brought to enforce or interpret the provisions of this

Agreement, the party prevailing in the action shall recover from the adverse party his or its actual damages and reasonable costs and expenses, including without limitation reasonable attorneys’ fees incurred in connection with the action. In the event of the violation or threatened violation of any of the covenants or promises in this Agreement, the non-breaching party shall be entitled to injunctive relief, both preliminary and final, enjoining and restraining the violation or threatened violation, which injunctive relief shall be in addition to all other remedies available to the non-breaching party, at law or in equity.
15. Free Will. Each Party acknowledges that he or it has had an opportunity to consult with his or its attorneys concerning the meaning, import, and legal significance of this Agreement, and each has read this Agreement, as signified by their signatures on this Agreement, and are voluntarily executing same after advice of counsel for the purposes and consideration herein expressed. Each of Consultant and the individual executing this Agreement on behalf of the Company acknowledges that he is under no duress or legal infirmity of any kind that would affect his ability to understand and execute this Agreement.
     IN WITNESS WHEREOF, the Parties have executed this Agreement, to be effective as set forth in this Agreement.

COMPANY: FURMANITE CORPORATION
By	/s/ CHARLES R. COX
Charles R. Cox
Chief Executive Officer

Date: April 7, 2010

CONSULTANT:
/s/ MICHAEL L. ROSE
Michael L. Rose
Date: April 7, 2010

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